Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2007
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
October 31, 2007	BY:	/s/ Seiji Enami
Seiji Enami
Senior Vice President, Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES

Press release regarding TDK’s Consolidated business results for the 1st half of fiscal year 2008
I. Consolidated
Summary
1) Business Results
2) Management Policies
3) Balance sheets
4) Statements of income
5) Statements of stockholders’ equity
6) Statements of cash flows
7) Summary of Significant Accounting Policies
8) Segment Information
9) Fair Value of Securities
10) Fair Value of Derivatives
11) Net income per share
12) Supplementary Information

II. Non-Consolidated
1) Balance sheets
2) Statements of income
3) Statements of changes in stockholders’ equity

TDK Corporation
October 31, 2007

Contact;
TDK Corporation(Tokyo)	Corporate Communications Department
	Michinori Katayama	+81(3)5201-7102
Consolidated results (U.S. GAAP) for the 1st Half of FY March 2008
Summary (April 1, 2007 – September 30, 2007)

Term	The first half of FY2007		The first half of FY2008			Change
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2007 - Sep. 30, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9
Operating income	38,264	9.0	47,145	10.9	409,957	8,881	23.2
Income before income taxes	41,329	9.7	48,362	11.2	420,539	7,033	17.0
Net income	29,622	7.0	34,626	8.0	301,096	5,004	16.9

Total assets	959,412	—	987,700	—	8,588,696	28,288
Total stockholders’ equity	725,157	—	743,918	—	6,468,852	18,761

Per common share:
Net income / Basic	Yen 223.89		Yen 266.16		U.S.$2.31
Net income / Diluted	Yen 223.66		Yen 265.81		U.S.$2.31
Stockholders’ equity	Yen 5,479.51		Yen 5,768.87		U.S.$50.16

Capital expenditures	35,980	—	38,242	—	332,539	2,262	6.3
Depreciation and amortization	30,884	7.3	33,112	7.6	287,930	2,228	7.2
Research and development	23,780	5.6	27,051	6.2	235,226	3,271	13.8
Result of financial income	2,919	—	4,673	—	40,635	1,754	60.1
Ratio of overseas production	63.6%	—	68.5%	—	—
Number of employees	53,975	—	58,170	—	—

Average rate for the period
US$=Yen	Yen 115.38		Yen 119.40
Euro=Yen	Yen 146.01		Yen 162.33

(Sales breakdown)

Term	The first half of FY2007		The first half of FY2008			Change
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2007 - Sep. 30, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	376,707	88.7	398,421	92.0	3,464,531	21,714	5.8
Electronic materials	98,713	23.2	102,766	23.7	893,618	4,053	4.1
Electronic devices	96,582	22.7	104,436	24.1	908,139	7,854	8.1
Recording devices	154,055	36.3	156,920	36.3	1,364,522	2,865	1.9
Other electronic components	27,357	6.5	34,299	7.9	298,252	6,942	25.4
Recording media	48,131	11.3	34,667	8.0	301,452	(13,464)	-28.0

Total sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9

Overseas sales	341,901	80.5	356,821	82.4	3,102,791	14,920	4.4

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation
October 31, 2007

2nd quarter Consolidated results
(July 1, 2007 – September 30, 2007)

Term	The 2nd quarter of FY2007		The 2nd quarter of FY2008			Change
	(July 1, 2006 - Sep. 30, 2006)		(July 1, 2007 - Sep. 30, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	221,198	100.0	226,389	100.0	1,968,600	5,191	2.3
Operating income	20,249	9.2	31,016	13.7	269,704	10,767	53.2
Income before
income taxes	23,380	10.6	28,181	12.4	245,052	4,801	20.5
Net income	16,346	7.4	18,604	8.2	161,774	2,258	13.8

Per common share:
Net income / Basic	Yen 123.53		Yen 144.09		U.S. $1.25
Net income / Diluted	Yen 123.41		Yen 143.91		U.S. $1.25

(Sales breakdown)

Term	The 2nd quarter of FY2007		The 2nd quarter of FY2008			Change
	(July 1, 2006 - Sep. 30, 2006)		(July 1, 2007 - Sep. 30, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	196,576	88.9	212,975	94.1	1,851,957	16,399	8.3
Electronic materials	51,047	23.1	53,063	23.4	461,417	2,016	3.9
Electronic devices	50,231	22.7	54,455	24.1	473,522	4,224	8.4
Recording devices	80,267	36.3	86,504	38.2	752,209	6,237	7.8
Other electronic components	15,031	6.8	18,953	8.4	164,809	3,922	26.1
Recording media	24,622	11.1	13,414	5.9	116,643	(11,208)	-45.5

Total sales	221,198	100.0	226,389	100.0	1,968,600	5,191	2.3

Overseas sales	179,242	81.0	189,065	83.5	1,644,043	9,823	5.5

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation
October 31, 2007
Non-Consolidated results for the 1st Half of FY March 2008

Term	The first half of FY2007		The first half of FY2008			Change
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2007 - September 30, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Net sales	171,459	100.0	181,162	100.0	1,575,321	9,703	5.7
Operating income	8,226	4.8	7,041	3.9	61,226	(1,185)	-14.4
Current income	16,611	9.7	16,307	9.0	141,800	(304)	-1.8
Net income	10,513	6.1	421	0.2	3,660	(10,092)	-96.0

Total assets	574,772	—	549,689	—	4,779,904	(25,083)
Total net assets	472,870	—	426,308	—	3,707,026	(46,562)
Per common share :
Net income / Basic	Yen 79.46		Yen 3.24		U.S. $0.03
Net income / Diluted	Yen 79.38		Yen 3.24		U.S. $0.03
Stockholders’ equity	Yen 3,571.78		Yen 3,302.31		U.S. $28.72

Capital expenditures	15,271	—	28,754	—	250,034	13,483	88.3

Depreciation and amortization	13,759	8.0	14,448	8.0	125,634	689	5.0

Research and development	13,199	7.7	16,358	9.0	142,243	3,159	23.9

Result of financial income	4,277	—	5,240	—	45,565	963	22.5

Number of employees	5,221	—	5,317	—	—

Dividends per share	Yen 50.00		Yen 60.00		U.S. $0.52

(Sales breakdown)

Term	The first half of FY2007		The first half of FY2008			Change
	(April 1, 2006 - Sep. 30, 2006)		(April 1, 2007 - September 30, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components	156,593	91.3	168,973	93.3	1,469,330	12,380	7.9
Electronic materials	78,487	45.7	82,456	45.5	717,008	3,969	5.1
Electronic devices	50,038	29.2	51,451	28.4	447,400	1,413	2.8
Recording devices	13,127	7.7	19,367	10.7	168,408	6,240	47.5
Other electronic components	14,941	8.7	15,698	8.7	136,504	757	5.1
Recording media	14,865	8.7	12,188	6.7	105,982	(2,677)	-18.0

Total sales	171,459	100.0	181,162	100.0	1,575,321	9,703	5.7

Overseas sales	108,072	63.0	122,453	67.6	1,064,808	14,381	13.3

Notes:
1. Any portion less than Yen one million is disregarded, the same being applicable hereinafter. U.S.$1=Yen 115 (U.S. dollar translation is added herein solely for convenience of readers outside Japan.)
2. The figures for net income per common share are calculated based upon the weighted average number of shares of common stock (the total outstanding number).

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-1) Business Results
(1) Analysis of Business Results
 Consolidated results for the first half of fiscal 2008, the six-month period from April 1, 2007 through September 30, 2007, were as follows:
In the electronics market, which has a large bearing on the TDK Group’s performance, the first half of fiscal 2008 saw year-on-year increases in production of notebook PCs, HDDs, flat-screen TVs, mobile phones and game consoles. This growth, together with an increase in the number of electronic components in finished products driven by their increasing sophistication and features, led to higher demand for electronic components. The increasing use of electronics in automobiles also lifted demand for electronic components.
TDK posted consolidated net sales of ¥433,088 million (U.S.$3,765,983 thousand), a rise of 1.9% over the ¥424,838 million recorded in the first half of the previous fiscal year. Operating income was ¥47,145 million (U.S.$409,957 thousand), up 23.2% from ¥38,264 million. Income before income taxes was ¥48,362 million (U.S.$420,539 thousand), up 17.0% from ¥41,329 million. Net income was ¥34,626 million (U.S.$301,096 thousand), up 16.9% from ¥29,622 million. Basic net income per common share was ¥266.16 (U.S.$2.31), compared with ¥223.89 in the first half of the previous fiscal year.
Average first-half yen exchange rates for the U.S. dollar and euro were ¥119.40 and ¥162.33, respectively, as the yen depreciated 3.5% and 11.2%, respectively. This had the effect of increasing net sales by approximately ¥15.2 billion and increasing operating income by approximately ¥4.9 billion.
On August 1, 2007, TDK transferred its TDK brand recording media business to U.S. company Imation Corp. for U.S.$250 million. TDK transferred 6 consolidated subsidiaries and certain assets of 3 other consolidated subsidiaries. In consideration for these transfers, TDK received Imation Corp. common stock constituting approximately 16.6% of the total outstanding Imation Corp. shares and cash of approximately U.S.$29 million.
During the interim period, TDK also retired 3,599,000 shares of treasury stock that it had bought back earlier on the open market. The total number of issued TDK shares after retirement is 129,590,659.
(Sales by Segment)
 TDK’s businesses are broadly classified into two business segments: the electronic materials and components segment and the recording media segment. The following is a summary of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 5.8% from ¥376,707 million to ¥398,421 million (U.S.$3,464,531 thousand), while segment operating income declined 11.2% from ¥40,567 million to ¥36,040 million (U.S.$313,392 thousand).

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
Sector sales of TDK’s electronic materials and components were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 4.1% from ¥98,713 million to ¥102,766 million (U.S.$893,618 thousand).
[Capacitors] Sales increased year on year, mainly as a result of higher sales of multilayer ceramic chip capacitors, the main product in the capacitors category. Sales were particularly strong for notebook PCs, flat-screen TVs and game consoles.
[Ferrite cores and magnets] Sales of ferrite cores and magnets decreased year on year. Sales of magnets rose slightly, while ferrite core sales decreased in line with the termination of some products.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector increased 8.1% from ¥96,582 million to ¥104,436 million (U.S.$908,139 thousand).
[Inductive devices] Sales of inductive devices increased year on year, mainly as a result of higher sales of power line coils used in flat-screen TVs and game consoles and of multilayered common-mode filters for mobile phones.
[High-frequency components] Sales of high-frequency components increased year on year, the result mainly of higher sales of wireless LAN components.
[Other products] Sales of other products rose year on year. Although sales of sensors and actuators declined due to customer inventory reductions, this was outweighed by higher sales of power supplies.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales increased 1.9% from ¥154,055 million to ¥156,920 million (U.S.$1,364,522 thousand).
[HDD heads] Sales increased year on year. TDK’s HDD head sales volume increased on the back of higher unit production of HDDs, which was driven by demand for HDDs for use in PCs as well as expanding applications in other consumer electronics.
[Other heads] Sales of other heads declined year on year.
(1-4) Other electronic components
This sector includes all products of the electronic materials and components segment other than those in the three sectors above. These products include organic EL displays, anechoic chambers and mechatronics (production equipment). Sector sales climbed 25.4% from ¥27,357 million to ¥34,299 million (U.S.$298,252 thousand).
This was the result of higher sales of anechoic chambers and mechatronics and other new products.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales decreased 28.0% from ¥48,131 million to ¥34,667 million (U.S.$301,452 thousand). The segment recorded operating income of ¥11,105 million (U.S.$96,565 thousand), a ¥13,408 million improvement on the operating loss of ¥2,303 million in the first half of fiscal 2007.
As mentioned earlier, on August 1, 2007, TDK transferred its TDK brand recording media business to Imation Corp. for U.S.$250 million. At the same time, TDK transferred a license to use the TDK brand name for current and future recording media products to Imation Corp. As a result, TDK’s recording media segment since August 1, 2007 has been made up of existing R&D and manufacturing operations for magnetic tapes and blue laser discs to be supplied to OEM customers, including Imation Corp. TDK brand recording media products for ordinary consumers will now be sold by Imation Corp. This business transfer resulted in TDK recognizing a gain on transfer of ¥14,922 million (U.S.$129,757 thousand) for the recording media business in the interim period, which is included in operating income.
[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. This reflected falling demand for these products as a whole as well as the transfer of the sales business to Imation Corp. Whereas these sales were previously booked by the TDK Group’s sales business, they now belong to Imation Corp.
[Optical media] Sales of optical media declined. Previously, TDK has procured ODM CD and DVD products for sale as part of a pure buy-sell business model. However, due to the transfer of the sales business, these sales of CDs and DVDs, which accounted for the majority of sales in this product sector, are no longer part of the TDK Group’s activities, resulting in an equivalent decrease in sales. However, sales of Blu-ray Discs increased.
[Other products] Sales of other products decreased year on year despite higher sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers on the back of rising demand. The main reason for the overall fall in sales was lower sales of accessory and other products.
*Linear Tape-Open, LTO, the LTO Logo, Ultrium and the Ultrium Logo are trademarks of HP, IBM and Quantum in the US and other countries.
(Sales by Region)
Detailed sales by region can be found in the segment information on page 19 of the consolidated results. Recording media segment sales decreased in all regions due to the aforementioned sales business transfer to Imation Corp.
[Japan] Sales decreased overall, with sales declining in all product sectors, except other electronic components.
[Americas] Sales were largely unchanged, with a decline in the electronic materials sector offset by increases in the electronic devices, recording devices and other electronic components sectors. [Europe] Sales decreased due to lower sales in the electronic materials and other electronic components sectors.
[Asia (excluding Japan) and other areas] Sales rose overall on the back of higher sales in all four sectors of the electronic materials and components segment.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
The overall result was a 4.4% increase in overseas sales year on year from ¥341,901 million to ¥356,821 million (U.S.$3,102,791 thousand). Overseas sales accounted for 82.4% of consolidated net sales, a 1.9 percentage point increase from 80.5% one year earlier.
On a parent-company basis, net sales increased 5.7% to ¥181,162 million (U.S.$1,575,321 thousand), from ¥171,459 million. Operating income was ¥7,041 million (U.S.$61,226 thousand), down 14.4% from ¥8,226 million. Current income was ¥16,307 million (U.S.$141,800 thousand), down 1.8% from ¥16,611 million. The parent company recorded net income of ¥421 million (U.S.$3,660 thousand), 96.0% down compared with net income of ¥10,513 million in the first six months of the previous fiscal year. As a result, basic net income per common share was ¥3.24 (U.S.$0.03), compared with ¥79.46 in the first half of the previous fiscal year.
At the meeting of TDK’s Board of Directors on October 31, an interim dividend of ¥60 per share of common stock was approved.
Fiscal 2008 Consolidated Projections
TDK’s projections for consolidated operating results, capital expenditures, depreciation and amortization, and research and development expenses for fiscal 2008, ending March 31, 2008, are as follows:
[Consolidated Projections for Fiscal 2008]

Term	October 2007				July 2007
	Announcement	FY2007	Change from	% change	Announcement
	FY2008	(Actual)	FY2007	from	FY2008
	(Forecasts)	(¥ millions)	(¥ millions)	FY2007	(Forecasts)
Item	(¥ millions)				(¥ millions)

Net sales	865,000	862,025	2,975	0.3%	865,000
Operating income	90,000	79,590	10,410	13.1%	90,000
Income before income taxes	96,000	88,665	7,335	8.3%	96,000
Net income	72,000	70,125	1,875	2.7%	72,000

[Projections for Capital Expenditures, Depreciation and Amortization, and Research and Development Expenses]

				(¥ millions)

Term	FY2008		FY2007
	(Forecasts)		(Actual)
Item	Amount	% of sales	Amount	% of sales

Capital expenditures	75,000	—	70,440	—

Depreciation and amortization	70,000	8.1	65,337	7.6

Research and development expenses	53,000	6.1	50,058	5.8

(Notes)
(Projections for main products are as follows:)
Electronic Materials and Electronic Devices
 Sales are expected to rise year on year, supported by higher demand for the main digital home appliances that create demand for these products. In particular, TDK anticipates rising demand for flat-screen TVs, mobile phones, digital cameras and PCs to stimulate demand for electronic materials and devices.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
Recording Devices
Overall demand (volume) continues to grow for HDD heads, the major product in the recording devices sector. With demand expected to increase for HDDs employing perpendicular magnetic recording technology, in particular, TDK forecasts shipments of HDD heads to grow to meet this demand. TDK also expects intense price-based competition in the HDD sector, to continue to impact prices of HDD heads.
Recording Media
On August 1, 2007, TDK closed an agreement transferring its TDK brand recording media business to Imation Corp. As a result of a fundamental change in the existing product mix and price structure, TDK expects sales to fall substantially in the recording media segment in fiscal 2008.
(Exchange Rate Forecast)
An average yen-U.S. dollar exchange rate of ¥110 is assumed from the third quarter of fiscal 2008.
Cautionary Statements with Respect to Forward-Looking Statements
     This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
     The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.
(2) Financial Position
(2-1) The following table summarizes TDK’s consolidated balance sheet at September 30, 2007, compared with March 31, 2007.

Total assets	¥987,700 million	(0.2% decrease)
Total stockholders’ equity	¥743,918 million	(2.5% decrease)
Stockholders’ equity ratio	75.3%	(1.8 point decrease)
At September 30, 2007, cash and cash equivalents were ¥59,703 million lower than at March 31, 2007. However, short-term investments rose ¥12,412 million, and there were increases in net trade receivables of ¥5,756 million, investments in securities of ¥20,809 million, net property, plant and equipment of ¥6,504 million and other assets of ¥8,976 million. As a result of these and other changes, total assets decreased ¥1,604 million compared with March 31, 2007.
Total liabilities increased ¥17,425 million, mainly reflecting increases in trade payables of ¥6,793 million, and in accrued expenses of ¥4,954 million and income taxes payables of ¥5,857 million.
Total stockholders’ equity decreased ¥18,794 million compared with March 31, 2007. There was an ¥11,446 million decrease in retained earnings, mainly due to the retirement of treasury stock totaling ¥37,410 million following the repurchase of the Company’s own shares to improve capital efficiency and further raise the level of stockholder returns. There was also a ¥7,325 million increase in accumulated other comprehensive loss.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
(2-2) Cash Flows

			(¥ millions)

	Fiscal 2007	Fiscal 2008	Change
	Interim	Interim

Net cash provided by operating activities	78,718	42,152	(36,566)

Net cash used in investing activities	(45,285)	(52,041)	(6,756)

Net cash used in financing activities	(9,021)	(47,748)	(38,727)

Effect of exchange rate changes on cash and cash equivalents	1,404	(2,066)	(3,470)

Net increase (decrease) in cash and cash equivalents	25,816	(59,703)	(85,519)

Cash and cash equivalents at beginning of period	239,017	289,169	50,152

Cash and cash equivalents at end of period	264,833	229,466	(35,367)

Operating activities provided net cash of ¥42,152 million (U.S.$366,539 thousand), a year-on-year decrease of ¥36,566 million. Net income increased ¥5,004 million to ¥34,626 million (U.S.$301,096 thousand) and depreciation and amortization increased ¥2,228 million to ¥33,112 million (U.S.$287,930 thousand). In changes in assets and liabilities, trade receivables increased ¥30,148 million, other current assets increased ¥11,103 million and accrued expenses increased ¥10,191 million.
Investing activities used net cash of ¥52,041 million (U.S.$452,530 thousand), ¥6,756 million more than a year earlier. Capital expenditures increased ¥2,262 million to ¥38,242 million (U.S.$332,539 thousand) and payment for purchase of investments in securities increased ¥1,751 million to ¥3,099 million (U.S.$26,948 thousand). There was an increase of ¥10,861 million cash inflow for the sale and maturity of short-term investments, while cash outflow for the purchase of short-term investments increased ¥13,796 million.
Financing activities used net cash of ¥47,748 million (U.S.$415,200 thousand), ¥38,727 million more than a year earlier. This mainly reflected a ¥39,224 million increase in cash paid to acquire the Company’s own shares, with the aim of improving capital efficiency and further raising the level of stockholder returns.
(3) Fundamental Policy for Distribution of Earnings and Fiscal 2008 Dividend
Returning earnings to shareholders is one of TDK’s highest management priorities. Therefore, TDK’s fundamental policy is to give consideration to a consistent increase in dividends based on factors such as the return on equity (ROE), dividends as a percentage of equity (DOE) and TDK’s results of operations on a consolidated basis.
Retained earnings are used to make aggressive investments for growth, mainly in the development of new products and technologies in key fields so as to respond precisely to the rapid technological advances in the electronics industry.

(Yen)	FY2008 Forecast	FY2007 Actual

Interim dividend	(actual) 60.00	50.00

Year-end dividend	60.00	60.00

Annual dividend	120.00	110.00

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-2) Management Policies
(1) Fundamental Management Policy
TDK was established in 1935 as the world’s first company to commercialize a magnetic material called ferrite. In the ensuing years, TDK has developed and commercialized electronic materials, electronic devices, recording devices and recording media, among other products. This drive has been based on the company’s founding spirit: “Contribute to culture and industry through creativity.”
To preserve its identity as a dynamic company, TDK believes that it must remain an organization that constantly provides even higher corporate value to all stakeholders, including shareholders, customers, suppliers, employees and society, by drawing on innovative thinking and a willingness to tackle new challenges.
(2) Targeted Management Indicators
To realize this fundamental management policy, the TDK Group conducts its business activities with reference to the following indicators.
(Important Fundamental Management Indicator)
TVA (TDK Value Added): a TDK Group proprietary value-added yardstick that shows the extent of earnings commensurate with invested capital. This indicator compares earnings after taxes but without deducting interest expenses with the cost of capital (stockholders’ equity + interest-bearing liabilities).
TVA measures the added value newly created by the company’s business activities and is an important decision-making tool for management.
(Indicator for Managing Environmental Performance)
Rate of reduction in CO2 emissions in Japan
The reduction in CO2 emissions is an indicator of the TDK Group’s progress in conducting its business activities in harmony with the natural environment.
(3) Medium- and Long-Term Management Strategy
The TDK Group has been conducting business based on a new medium-term management plan since April 2007 that sets the strengthening of manufacturing capabilities (monozukuri) and growing with customers as medium-term goals. The plan has three basic policies: create highly customized products, strengthen manufacturing capabilities by emphasizing frontline operations, and optimally utilize and allocate resources. Specific initiatives are being implemented in line with these basic policies.
The TDK Group’s main business is electronic components and its customers are companies that use and buy these components. Accordingly, the TDK Group’s growth is dependent on growth at its customers. That’s why it is crucial that the TDK Group develops and supplies products that will help customers grow. Guided by this mission as a manufacturer, the TDK Group will put even greater emphasis on strengthening frontline manufacturing capabilities with the aim of achieving sustained growth from a medium- and long-term perspective.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
(4) Pressing Issues
From a medium-term perspective, the electronics industry, the TDK Group’s field of operations, is expected to see the growth of digital home appliances; the convergence of information and communications, as typified by the increasingly diverse functions offered by mobile phones and the greater portability of each sort of electronic devices; and the increasing use of electronics in motor vehicles. These trends are expected to result in continued expansion in demand for the electronic components that TDK develops, manufactures and sells. At the same time, however, in the dynamically changing electronics industry, a faster response than ever before will be required by the company’s electronic components business.
Furthermore, in the digital era of the electronics industry, falling prices due to stiffer competition, rapid shifts in demand and the resulting risks associated with excess inventories and the loss of sales opportunities, and other challenges are unavoidable. Nevertheless, TDK is determined to build a framework to respond adequately to these business risks and remain a company that can grow. In this vein, TDK will refine its core technologies (materials, process and evaluation & simulation technologies) while honing in on three key fields that it believes harbor prospects for growth: IT home electronics; high-speed, large-capacity networks; and car electronics. Increasing the company’s ability to generate earnings by supplying products and technologies imbuing value that these markets demand on a timely basis is a key issue. Moreover, TDK will accelerate its growth by making investments that are prudent yet aggressive.
While taking these actions to reinforce its businesses, TDK will also place priority on corporate social responsibility and corporate governance. As a corporate citizen, TDK is rededicating itself to prospering together with society. With this in mind, the company will conduct its own community and charitable activities based on a corporate philosophy that is rooted in the principles of “Creativity” and “Culture.” Moreover, TDK will further upgrade its compliance program to ensure that laws and regulations are observed in Japan and other countries.
(5) Basic Stance on Corporate Governance
Please refer to TDK’s website at http://www.tdk.co.jp/ir_e/policy/pol03000.htm for the latest information.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-3) Balance sheets

ASSETS
Term	As of Sep. 30, 2006		As of September 30, 2007			Change from	As of March 31, 2007		Change from
						Sep. 30, 2006			March 31, 2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current assets	596,102	62.1	577,477	58.5	5,021,539	(18,625)	615,370	62.2	(37,893)
Cash and cash equivalents	264,833		229,466		1,995,357	(35,367)	289,169		(59,703)
Short-term investments	10,016		23,483		204,200	13,467	11,071		12,412
Marketable securities	56		1,005		8,739	949	1,063		(58)
Net trade receivables	182,070		184,070		1,600,609	2,000	178,314		5,756
Inventories	92,239		90,009		782,687	(2,230)	89,789		220
Other current assets	46,888		49,444		429,947	2,556	45,964		3,480

Noncurrent assets	363,310	37.9	410,223	41.5	3,567,157	46,913	373,934	37.8	36,289
Investments in securities	29,583		53,450		464,783	23,867	32,641		20,809
Net property, plant and equipment	248,060		253,207		2,201,800	5,147	246,703		6,504
Other assets	85,667		103,566		900,574	17,899	94,590		8,976

TOTAL	959,412	100.0	987,700	100.0	8,588,696	28,288	989,304	100.0	(1,604)

LIABILITIES AND STOCKHOLDERS' EQUITY
Term	As of Sep. 30, 2006		As of September 30, 2007			Change from	As of March 31, 2007		Change from
						Sep. 30, 2006			March 31, 2007
	(Yen	%	(Yen	%	(U.S.$	(Yen	(Yen	%	(Yen
Item	millions)		millions)		thousands)	millions)	millions)		millions)

Current liabilities	181,432	18.9	182,065	18.4	1,583,174	633	165,540	16.7	16,525
Short-term debt	1,698		2,186		19,009	488	3,013		(827)
Current installments of long-term debt	1,977		504		4,383	(1,473)	514		(10)
Trade payables	94,272		88,564		770,122	(5,708)	81,771		6,793
Accrued expenses	65,119		66,071		574,530	952	61,117		4,954
Income taxes payables	11,844		19,102		166,104	7,258	13,245		5,857
Other current liabilities	6,522		5,638		49,026	(884)	5,880		(242)

Noncurrent liabilities	39,918	4.2	47,749	4.9	415,209	7,831	46,849	4.8	900
Long-term debt, excluding current installments	382		360		3,130	(22)	532		(172)
Retirement and severance benefits	27,501		31,071		270,183	3,570	32,290		(1,219)
Deferred income taxes	6,213		8,835		76,826	2,622	7,526		1,309
Other noncurrent liabilities	5,822		7,483		65,070	1,661	6,501		982

Total liabilities	221,350	23.1	229,814	23.3	1,998,383	8,464	212,389	21.5	17,425

Minority interests	12,905	1.3	13,968	1.4	121,461	1,063	14,203	1.4	(235)

Common stock	32,641		32,641		283,835	—	32,641		—
Additional paid-in capital	63,556		63,925		555,869	369	63,695		230
Legal reserve	18,276		19,240		167,304	964	18,844		396
Retained earnings	638,133		659,904		5,738,296	21,771	671,350		(11,446)
Accumulated other comprehensive income (loss)	(20,734)		(25,171)		(218,878)	(4,437)	(17,846)		(7,325)
Treasury stock	(6,715)		(6,621)		(57,574)	94	(5,972)		(649)
Total stockholders’ equity	725,157	75.6	743,918	75.3	6,468,852	18,761	762,712	77.1	(18,794)

TOTAL	959,412	100.0	987,700	100.0	8,588,696	28,288	989,304	100.0	(1,604)

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-4) Statements of income

Term	1H of FY2007		1H of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	Sep. 30, 2006)		September 30, 2007)					March 31, 2007)
	(Yen	%	(Yen	%	(U.S.$	(Yen	Change(%)	(Yen	%
Item	millions)		millions)		thousands)	millions)		millions)

Net sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9	862,025	100.0
Cost of sales	307,092	72.3	318,318	73.5	2,767,983	11,226	3.7	622,819	72.3
Gross profit	117,746	27.7	114,770	26.5	998,000	(2,976)	-2.5	239,206	27.7
Selling, general and administrative expenses	79,401	18.7	82,547	19.1	717,800	3,146	4.0	159,106	18.4
Gain on business transfer to Imation Corp.	—	—	(14,922)	-3.5	(129,757)	(14,922)	—	—	—
Restructuring cost	81	0.0	—	—	—	(81)	—	510	0.1
Operating income	38,264	9.0	47,145	10.9	409,957	8,881	23.2	79,590	9.2

Other income (deductions):
Interest and dividend income	3,028		4,744		41,252	1,716		7,025
Interest expense	(109)		(71)		(617)	38		(200)
Foreign exchange gain (loss)	(250)		(1,996)		(17,357)	(1,746)		973
Other-net	396		(1,460)		(12,696)	(1,856)		1,277
Total other income (deductions)	3,065	0.7	1,217	0.3	10,582	(1,848)	-60.3	9,075	1.1

Income before income taxes	41,329	9.7	48,362	11.2	420,539	7,033	17.0	88,665	10.3

Income taxes	11,258	2.6	13,373	3.1	116,287	2,115	18.8	16,985	2.0

Income before minority interests	30,071	7.1	34,989	8.1	304,252	4,918	16.4	71,680	8.3

Minority interests	449	0.1	363	0.1	3,156	(86)	-19.2	1,555	0.2

Net income	29,622	7.0	34,626	8.0	301,096	5,004	16.9	70,125	8.1

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-5) Statements of stockholders’ equity

(Yen millions)
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury Stock	Total stockholders’ equity

The first half of FY2007
(April 1, 2006 - September 30, 2006)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		319					319
Cash dividends				(6,613)			(6,613)
Transferred to legal reserve			759	(759)			—
Comprehensive income:
Net income				29,622			29,622
Foreign currency translation adjustments					1,951		1,951
Minimum pension liability adjustments					(467)		(467)
Net unrealized gains (losses) on securities					(272)		(272)

Total comprehensive income							30,834

Acquisition of treasury stock						(15)	(15)
Exercise of stock option				(89)		589	500

Balance at end of period	32,641	63,556	18,276	638,133	(20,734)	(6,715)	725,157

The first half of FY2008
(April 1, 2007 - September 30, 2007)
Balance at beginning of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

Non-cash compensation charges under stock option plans		279					279
Cash dividends				(7,946)			(7,946)
Transferred to legal reserve			396	(396)			—
Comprehensive income:
Net income				34,626			34,626
Foreign currency translation adjustments					(6,358)		(6,358)
Pension liability adjustments					4,237		4,237
Net unrealized gains (losses) on securities					(5,204)		(5,204)

Total comprehensive income							27,301

Acquisition of treasury stock						(39,239)	(39,239)
Retirement of treasury stock				(37,410)		37,410	—
Exercise of stock option				(320)		1,180	860
Adjustment for employee stock awards to be reclassified as a liability		(49)					(49)

Balance at end of period	32,641	63,925	19,240	659,904	(25,171)	(6,621)	743,918

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)

(U.S.$ thousands)
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury Stock	Total stockholders’ equity

The first half of FY2008
(April 1, 2007 - September 30, 2007)
Balance at beginning of period	283,835	553,869	163,861	5,837,826	(155,182)	(51,930)	6,632,279

Non-cash compensation charges under stock option plans		2,426					2,426
Cash dividends				(69,096)			(69,096)
Transferred to legal reserve			3,443	(3,443)			—
Comprehensive income:
Net income				301,096			301,096
Foreign currency translation adjustments					(55,287)		(55,287)
Pension liability adjustments					36,843		36,843
Net unrealized gains (losses) on securities					(45,252)		(45,252)

Total comprehensive income							237,400

Acquisition of treasury stock						(341,209)	(341,209)
Retirement of treasury stock				(325,304)		325,304	—
Exercise of stock option				(2,783)		10,261	7,478
Adjustment for employee stock awards to be reclassified as a liability		(426)					(426)

Balance at end of period	283,835	555,869	167,304	5,738,296	(218,878)	(57,574)	6,468,852

Note:
     U.S.$1=Yen 115, for convenience only.

(Yen millions)
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury Stock	Total stockholders’ equity

FY2007
(April 1, 2006 - March 31, 2007)
Balance at beginning of period (as previously reported)	32,641	63,237	17,517	618,259	(21,946)	(7,289)	702,419
Adjustment for the cumulative effect on prior years of the adoption of SAB No. 108	—	—	—	(2,287)	—	—	(2,287)

Balance at beginning of period (after adjustment)	32,641	63,237	17,517	615,972	(21,946)	(7,289)	700,132

Non-cash compensation charges under stock option plans		458					458
Cash dividends				(13,230)			(13,230)
Transferred to legal reserve			1,327	(1,327)			—
Comprehensive income:
Net income				70,125			70,125
Foreign currency translation adjustments					4,383		4,383
Minimum pension liability adjustments					2,290		2,290
Net unrealized gains (losses) on securities					76		76

Total comprehensive income							76,874

Adjustment to initially apply SFAS 158, net of tax					(2,649)		(2,649)
Acquisition of treasury stock						(32)	(32)
Exercise of stock option				(190)		1,349	1,159

Balance at end of period	32,641	63,695	18,844	671,350	(17,846)	(5,972)	762,712

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-6) Statements of cash flows

Term	1H of FY2007	1H of FY2008		FY2007
	(April 1, 2006 -			(April 1, 2006 -
	Sep. 30, 2006)	(April 1, 2007 - September 30, 2007)		March 31, 2007)
Item	(Yen millions)	(Yen millions)	(U.S.$ thousands)	(Yen millions)

Cash flows from operating activities:
Net income	29,622	34,626	301,096	70,125
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,884	33,112	287,930	65,337
Loss on disposal of property and equipment	1,011	1,947	16,930	2,649
Deferred income taxes	(727)	(1,623)	(14,113)	(1,878)
Loss (gain) on securities, net	195	1,504	13,078	212
Gain on business transfer to Imation Corp.	—	(14,922)	(129,757)	—
Changes in assets and liabilities, net of effects of acquisition of businesses:
Decrease (increase) in trade receivables	5,140	(25,008)	(217,461)	11,241
Decrease (increase) in inventories	(2,547)	(10,822)	(94,104)	892
Decrease (increase) in other current assets	3,826	(7,277)	(63,278)	6,202
Increase (decrease) in trade payables	8,552	18,471	160,618	(5,272)
Increase (decrease) in accrued expenses	(1,639)	8,552	74,365	(7,068)
Increase (decrease) in income taxes payables, net	1,579	6,123	53,243	4,004
Increase (decrease) in retirement and severance benefits, net	302	31	270	(74)
Other-net	2,520	(2,562)	(22,278)	(887)

Net cash provided by operating activities	78,718	42,152	366,539	145,483

Cash flows from investing activities:
Capital expenditures	(35,980)	(38,242)	(332,539)	(70,440)
Proceeds from sale and maturity of short-term investments	5,016	15,877	138,061	20,046
Payment for purchase of short-term investments	(15,028)	(28,824)	(250,643)	(31,089)
Proceeds from sale and maturity of investments in securities	7	10	87	23
Payment for purchase of investments in securities	(1,348)	(3,099)	(26,948)	(3,638)
Transfer of businesses	—	(503)	(4,374)	—
Proceeds from sale of property, plant and equipment	2,024	2,786	24,226	3,678
Acquisition of minority interests	(6)	—	—	(6)
Other-net	30	(46)	(400)	(62)

Net cash used in investing activities	(45,285)	(52,041)	(452,530)	(81,488)

Cash flows from financing activities:
Proceeds from long-term debt	123	—	—	—
Repayment of long-term debt	(130)	(271)	(2,356)	(2,143)
Increase (decrease) in short-term debt, net	(2,771)	(827)	(7,191)	(1,456)
Proceeds from exercise of stock options	500	860	7,478	1,159
Cash paid to acquire treasury stock	(15)	(39,239)	(341,209)	(32)
Dividends paid	(6,613)	(7,946)	(69,096)	(13,230)
Other-net	(115)	(325)	(2,826)	(160)

Net cash used in financing activities	(9,021)	(47,748)	(415,200)	(15,862)

Effect of exchange rate changes on cash and cash equivalents	1,404	(2,066)	(17,965)	2,019
Net increase (decrease) in cash and cash equivalents	25,816	(59,703)	(519,156)	50,152
Cash and cash equivalents at beginning of period	239,017	289,169	2,514,513	239,017
Cash and cash equivalents at end of period	264,833	229,466	1,995,357	289,169

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-7) Summary of Significant Accounting Policies
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.
     (1) Marketable Securities
     Statement of Financial Accounting Standards (“SFAS”) No.115, “Accounting for Certain Investments in Debt and Equity Securities” is adopted.
     (2) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined principally by the average method.
     (3) Depreciation
     Depreciation of property, plant and equipment is principally computed by the declining-balance method for assets located in Japan and certain foreign subsidiaries, and by the straight-line method for assets of other foreign subsidiaries based on estimated useful lives.
     (4) Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax base and operating loss and tax credit carryforwards.
     (5) Derivatives Financial Instruments
     SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No.133” are adopted.
     (6) Goodwill and Other Intangible Assets
     SFAS No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets” are adopted.
     (7) Retirement and Severance Benefits
     SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” are adopted.
2.	As of September 30, 2007, TDK had 81 subsidiaries (18 in Japan and 63 overseas). TDK also had 6 affiliates (4 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”. FIN 48 establishes the threshold for recognizing the benefits of tax-return positions in the consolidated financial statements as “more-likely-than-not” to be sustained by the taxing authority, and prescribes a measurement methodology for those positions meeting the recognition threshold. FIN 48 is effective for fiscal years beginning after December 15, 2006. TDK is currently evaluating the effect that the adoption of FIN 48 will have on TDK’s consolidated financial position and results of operations.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-8) Segment Information
     The following industry and geographic segment information are required by the Japanese Financial Instruments Exchange Law.
1. Industry segment information

Term	1H of FY2007		1H of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 - September 30, 2007)			Change		(April 1, 2006 -
	Sep. 30, 2006)							March 31, 2007)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Electronic materials and components
Net sales	376,707	100.0	398,421	100.0	3,464,531	21,714	5.8	758,821	100.0
External sales	376,707		398,421		3,464,531	21,714	5.8	758,821
Intersegment	—		—		—	—	—	—
Operating expenses	336,140	89.2	362,381	91.0	3,151,139	26,241	7.8	677,046	89.2

Operating income	40,567	10.8	36,040	9.0	313,392	(4,527)	-11.2	81,775	10.8

Recording media
Net sales	48,131	100.0	34,667	100.0	301,452	(13,464)	-28.0	103,204	100.0
External sales	48,131		34,667		301,452	(13,464)	-28.0	103,204
Intersegment	—		—		—	—	—	—
Operating expenses	50,434	104.8	23,562	68.0	204,887	(26,872)	-53.3	105,389	102.1

Operating income (loss)	(2,303)	-4.8	11,105	32.0	96,565	13,408	—	(2,185)	-2.1

TOTAL
Net sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9	862,025	100.0
External sales	424,838		433,088		3,765,983	8,250	1.9	862,025
Intersegment	—		—		—	—	—	—
Operating expenses	386,574	91.0	385,943	89.1	3,356,026	(631)	-0.2	782,435	90.8

Operating income	38,264	9.0	47,145	10.9	409,957	8,881	23.2	79,590	9.2

Notes:
     1. U.S.$1=Yen 115, for convenience only.
     2. Electronic materials and components products:
Multilayer ceramic chip capacitors, Rare-earth magnets, Inductors, Switching power supplies, HDD heads, Organic EL displays
     Recording media products:
Audio tapes, Video tapes, CD-Rs, MDs, DVDs, Tape-based data storage media for computers

2nd quarter Consolidated results

Term	2Q of FY2007		2Q of FY2008
	(July 1, 2006 -		(July 1, 2007 - September 30, 2007)			Change
	Sep. 30, 2006)
Product	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Electronic materials and components
Net sales	196,576	100.0	212,975	100.0	1,851,957	16,399	8.3
External sales	196,576		212,975		1,851,957	16,399	8.3
Intersegment	—		—		—	—	—
Operating expenses	175,662	89.4	194,547	91.3	1,691,714	18,885	10.8

Operating income	20,914	10.6	18,428	8.7	160,243	(2,486)	-11.9

Recording media
Net sales	24,622	100.0	13,414	100.0	116,643	(11,208)	-45.5
External sales	24,622		13,414		116,643	(11,208)	-45.5
Intersegment	—		—		—	—	—
Operating expenses	25,287	102.7	826	6.2	7,182	(24,461)	-96.7

Operating income (loss)	(665)	-2.7	12,588	93.8	109,461	13,253	—

TOTAL
Net sales	221,198	100.0	226,389	100.0	1,968,600	5,191	2.3
External sales	221,198		226,389		1,968,600	5,191	2.3
Intersegment	—		—		—	—	—
Operating expenses	200,949	90.8	195,373	86.3	1,698,896	(5,576)	-2.8

Operating income	20,249	9.2	31,016	13.7	269,704	10,767	53.2

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
2. Geographic segment information

	Term	1H of FY2007		1H of FY2008					FY2007
		(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
		Sep. 30, 2006)		September 30, 2007)					March 31, 2007)
Region		(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Japan	Net sales	193,808	100.0	201,260	100.0	1,750,087	7,452	3.8	397,147	100.0

	Operating income	15,129	7.8	30,257	15.0	263,104	15,128	100.0	31,277	7.9

Americas	Net sales	57,155	100.0	56,062	100.0	487,496	(1,093)	-1.9	111,689	100.0

	Operating income	4,781	8.4	5,284	9.4	45,948	503	10.5	7,869	7.0

Europe	Net sales	39,074	100.0	31,967	100.0	277,974	(7,107)	-18.2	84,329	100.0

	Operating income (loss)	(924)	-2.4	(3,666)	-11.5	(31,878)	(2,742)	-296.8	(3)	-0.0

Asia	Net sales	287,385	100.0	312,723	100.0	2,719,330	25,338	8.8	572,979	100.0

and others	Operating income	19,168	6.7	16,243	5.2	141,244	(2,925)	-15.3	41,515	7.2

Intersegment	Net sales	152,584		168,924		1,468,904	16,340		304,119

eliminations	Operating income (loss)	(110)		973		8,461	1,083		1,068

Total	Net sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9	862,025	100.0

	Operating income	38,264	9.0	47,145	10.9	409,957	8,881	23.2	79,590	9.2

Notes:
     1. Net sales in each geographic area are based on the location of TDK entities where the sales are generated.
     2. U.S.$1=Yen 115, for convenience only.

2nd quarter Consolidated results

	Term	2Q of FY2007		2Q of FY2008			Change
		(July 1, 2006 -		(July 1, 2007 -
		Sep. 30, 2006)		September 30, 2007)
Region		(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Japan	Net sales	100,400	100.0	101,475	100.0	882,391	1,075	1.1

	Operating income	8,767	8.7	20,803	20.5	180,896	12,036	137.3

Americas	Net sales	29,691	100.0	28,850	100.0	250,870	(841)	-2.8

	Operating income	2,728	9.2	4,663	16.2	40,548	1,935	70.9

Europe	Net sales	19,986	100.0	13,649	100.0	118,687	(6,337)	-31.7

	Operating income (loss)	161	0.8	(3,168)	-23.2	(27,548)	(3,329)	—

Asia	Net sales	150,837	100.0	169,863	100.0	1,477,069	19,026	12.6

and others	Operating income	9,239	6.1	9,643	5.7	83,852	404	4.4

Intersegment	Net sales	79,716		87,448		760,417	7,732

eliminations	Operating income	646		925		8,044	279

Total	Net sales	221,198	100.0	226,389	100.0	1,968,600	5,191	2.3

	Operating income	20,249	9.2	31,016	13.7	269,704	10,767	53.2

3. Sales by region

Term	1H of FY2007		1H of FY2008					FY2007
	(April 1, 2006 -		(April 1, 2007 -			Change		(April 1, 2006 -
	September 30, 2006)		September 30, 2007)					March 31, 2007)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Americas	51,325	12.1	50,947	11.8	443,017	(378)	-0.7	103,124	11.9
Europe	38,870	9.2	32,879	7.6	285,904	(5,991)	-15.4	83,545	9.7
Asia and others	251,706	59.2	272,995	63.0	2,373,870	21,289	8.5	504,004	58.5
Overseas sales total	341,901	80.5	356,821	82.4	3,102,791	14,920	4.4	690,673	80.1

Japan	82,937	19.5	76,267	17.6	663,192	(6,670)	-8.0	171,352	19.9

Net sales	424,838	100.0	433,088	100.0	3,765,983	8,250	1.9	862,025	100.0

Notes:
     1. Overseas sales are based on the location of the customers.
     2. U.S.$1=Yen 115, for convenience only.

2nd quarter Consolidated results

Term	2Q of FY2007		2Q of FY2008
	(July 1, 2006 -		(July 1, 2007 -			Change
	September 30, 2006)		September 30, 2007)
Region	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)

Americas	26,806	12.1	26,212	11.6	227,930	(594)	-2.2
Europe	19,849	9.0	14,869	6.6	129,296	(4,980)	-25.1
Asia and others	132,587	59.9	147,984	65.3	1,286,817	15,397	11.6
Overseas sales total	179,242	81.0	189,065	83.5	1,644,043	9,823	5.5

Japan	41,956	19.0	37,324	16.5	324,557	(4,632)	-11.0

Net sales	221,198	100.0	226,389	100.0	1,968,600	5,191	2.3

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-9) Fair Value of Securities

(Yen millions)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value

As of September 30, 2006
Equity securities	10,612	2,677	301	12,988
Debt securities	1,003	—	3	1,000

Total	11,615	2,677	304	13,988

As of September 30, 2007
Equity securities	39,666	3,634	7,349	35,951
Debt securities	1,988	—	3	1,985

Total	41,654	3,634	7,352	37,936

As of March 31, 2007
Equity securities	11,919	3,566	488	14,997
Debt securities	1,983	—	5	1,978

Total	13,902	3,566	493	16,975

(U.S.$ thousands)	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value

As of September 30, 2007
Equity securities	344,922	31,600	63,905	312,617
Debt securities	17,287	—	26	17,261

Total	362,209	31,600	63,931	329,878

Note:
     U.S.$1=Yen 115, for convenience only.
I-10) Fair Value of Derivatives

	Contract	Carrying	Estimated
(Yen millions)	Amount	Amount	Fair Value

As of September 30, 2006
Forward foreign exchange contracts	7,122	(63)	(63)

Currency option contracts	12,031	(280)	(280)

As of September 30, 2007
Forward foreign exchange contracts	1,806	(10)	(10)

Currency option contracts	12,248	2	2

As of March 31, 2007
Forward foreign exchange contracts	8,434	72	72

Currency option contracts	5,400	82	82

	Contract	Carrying	Estimated
(U.S.$ thousands)	Amount	Amount	Fair Value

As of September 30, 2007
Forward foreign exchange contracts	15,704	(87)	(87)

Currency option contracts	106,504	17	17

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-11) Net income per share

Term	1H of FY2007	1H of FY2008		FY2007
	(April 1, 2006 -	(April 1, 2007 - Sep. 30, 2007)		(April 1, 2006 -
Item	Sep. 30, 2006)			March 31, 2007)

	(Yen millions)	(Yen millions)	(U.S.$ thousands)	(Yen millions)
Net income available to common stockholders	29,622	34,626	301,096	70,125

	Number of shares	Number of shares		Number of shares
	(Thousands)	(Thousands)		(Thousands)
Weighted average common shares outstanding — Basic	132,307	130,095		132,342
Effect of dilutive stock options	135	168		146
Weighted average common shares outstanding — Diluted	132,442	130,263		132,488

	(Yen)	(Yen)	(U.S.$)	(Yen)
Net income per share :
Basic	223.89	266.16	2.31	529.88
Diluted	223.66	265.81	2.31	529.29

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Consolidated 1H of FY March 2008(U.S. GAAP)
I-12) Supplementary Information (Consolidated)
Ratio of results on a Consolidated basis to results on a Non-Consolidated basis

	Ratio of 1H of FY2007	Ratio of 1H of FY2008
Net sales	2.5	2.4
Operating income	4.7	6.7
Income before income taxes	2.6	4.9
Net income	2.8	82.2

Exchange rates used for conversion

Term	April 1, 2006 -		April 1, 2007 -
	Sep. 30, 2006		Sep. 30, 2007
Item	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen

Average rate for the period	115.38	146.01	119.40	162.33

The end of the period	117.90	149.77	115.43	163.38

Overseas sales by division

Term	April 1, 2006 -		April 1, 2007 -		Change(%)	April 1, 2006 -
	September 30, 2006		September 30, 2007			March 31, 2007
	Amount	Ratio to	Amount	Ratio to		Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)		(Yen millions)	sales (%)

Electronic materials and components	305,205	71.9	330,716	76.4	8.4	611,932	71.0
Electronic materials	71,495	16.9	78,089	18.1	9.2	145,548	16.9
Electronic devices	61,716	14.5	71,031	16.4	15.1	125,930	14.6
Recording devices	151,263	35.6	155,107	35.8	2.5	299,772	34.8
Other electronic components	20,731	4.9	26,489	6.1	27.8	40,682	4.7
Recording media	36,696	8.6	26,105	6.0	-28.9	78,741	9.1

Overseas sales	341,901	80.5	356,821	82.4	4.4	690,673	80.1

2nd quarter Consolidated results

Term	July 1, 2006 -		July 1, 2007 -		Change(%)
	September 30, 2006		September 30, 2007
	Amount	Ratio to	Amount	Ratio to
Product	(Yen millions)	sales (%)	(Yen millions)	sales (%)

Electronic materials and components	160,480	72.5	178,889	79.0	11.5
Electronic materials	37,225	16.8	40,653	18.0	9.2
Electronic devices	32,743	14.8	37,680	16.6	15.1
Recording devices	78,873	35.6	85,467	37.7	8.4
Other electronic components	11,639	5.3	15,089	6.7	29.6
Recording media	18,762	8.5	10,176	4.5	-45.8

Overseas sales	179,242	81.0	189,065	83.5	5.5

TDK Corporation Non-Consolidated 1H of FY March 2008
II-1) Balance sheets (Non-Consolidated)

ASSETS

Term	As of Sep. 30, 2006		As of September 30, 2007			Change from Sep. 30, 2006	As of March 31, 2007		Change from Mar. 31, 2007
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	(Yen millions)	%	(Yen millions)

Current assets	274,676	47.8	224,754	40.9	1,954,382	(49,922)	274,910	47.4	(50,156)
Cash	39,216		34,995		304,304	(4,221)	28,830		6,165
Marketable securities	39,696		6,409		55,730	(33,287)	39,992		(33,583)
Trade receivables	94,328		94,078		818,069	(250)	92,089		1,989
Inventories	23,062		24,873		216,286	1,811	25,129		(256)
Others	78,372		64,396		559,965	(13,976)	88,868		(24,472)

Noncurrent assets	300,096	52.2	324,935	59.1	2,825,521	24,839	305,468	52.6	19,467
Investments in securities	13,630		28,211		245,313	14,581	15,269		12,942
Investments in affiliates	138,182		129,416		1,125,356	(8,766)	137,883		(8,467)
Net property, plant and equipment	122,066		135,927		1,181,973	13,861	123,687		12,240
Others	26,216		31,379		272,860	5,163	28,628		2,751

TOTAL	574,772	100.0	549,689	100.0	4,779,904	(25,083)	580,379	100.0	(30,690)

LIABILITIES AND NET ASSETS

Term	As of Sep. 30, 2006		As of September 30, 2007			Change from Sep. 30, 2006	As of March 31, 2007		Change from Mar. 31, 2007
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	(Yen millions)	%	(Yen millions)

Current liabilities	85,707	14.9	106,494	19.4	926,034	20,787	88,364	15.2	18,130
Trade payables	43,994		46,240		402,086	2,246	44,924		1,316
Accrued expenses	13,600		16,995		147,782	3,395	16,309		686
Income taxes payables	5,288		10,358		90,069	5,070	5,383		4,975
Others	22,824		32,899		286,078	10,075	21,747		11,152

Noncurrent liabilities	16,194	2.8	16,886	3.0	146,834	692	16,648	2.9	238
Retirement and severance benefits	15,921		16,675		145,000	754	16,368		307
Directors’ retirement allowance	273		211		1,834	(62)	280		(69)
Total liabilities	101,902	17.7	123,380	22.4	1,072,869	21,478	105,013	18.1	18,367

Total stockholders’ equity	469,981		426,310		3,707,043	(43,671)	472,214		(45,904)
Common stock	32,641		32,641		283,834	—	32,641		—
Capital surplus	59,256		59,256		515,269	—	59,256		—
Additional paid-in capital	59,256		59,256		515,269	—	59,256		—
Retained earnings	384,797		341,032		2,965,495	(43,765)	386,286		(45,254)
Legal reserve	8,160		8,160		70,956	—	8,160		—
Other retained earnings	376,637		332,871		2,894,530	(43,766)	378,126		(45,255)
Treasury stock	(6,714)		(6,620)		(57,565)	94	(5,971)		(649)
Valuation and translation adjustments	2,706		(465)		(4,043)	(3,171)	2,923		(3,388)
Net unrealized gains on other securities	2,706		(465)		(4,043)	(3,171)	2,923		(3,388)
Equity warrant	181		462		4,017	281	228		234
Total net assets	472,870	82.3	426,308	77.6	3,707,026	(46,562)	475,366	81.9	(49,058)

TOTAL	574,772	100.0	549,689	100.0	4,779,904	(25,083)	580,379	100.0	(30,690)

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Non-Consolidated 1H of FY March 2008
II-2) Statements of income (Non-Consolidated)

Term	1H of FY2007 (April 1, 2006 - Sep. 30, 2006)		1H of FY2008 (April 1, 2007 - September 30, 2007)			Change		FY2007 (April 1, 2006 - March 31, 2007)
Item	(Yen millions)	%	(Yen millions)	%	(U.S.$ thousands)	(Yen millions)	Change(%)	(Yen millions)	%

Net sales	171,459	100.0	181,162	100.0	1,575,321	9,703	5.7	347,280	100.0
Cost of sales	132,042	77.0	137,884	76.1	1,198,991	5,842	4.4	264,342	76.1
Gross profit	39,416	23.0	43,277	23.9	376,321	3,861	9.8	82,937	23.9
Selling, general and administrative expenses	31,190	18.2	36,236	20.0	315,095	5,046	16.2	65,289	18.8
Operating income	8,226	4.8	7,041	3.9	61,226	(1,185)	-14.4	17,647	5.1
Other income (deductions):
Interest and dividend income	4,223		5,093		44,286	870		4,603
Technology commission	4,390		4,404		38,295	14		8,861
Interest expense	(18)		(34)		(295)	(16)		(251)
Foreign exchange gain (loss)	(515)		(836)		(7,269)	(321)		(38)
Other-net	304		638		5,547	334		953
Total other income (deductions)	8,384	4.9	9,266	5.1	80,573	882	10.5	14,126	4.0
Current income	16,611	9.7	16,307	9.0	141,800	(304)	-1.8	31,774	9.1
Extraordinary profit	30	0.0	18,487	10.2	160,756	18,457		958	0.3
Extraordinary loss	(876)	-0.5	(24,942)	-13.8	(216,886)	(24,066)		(4,302)	-1.2
Income before income taxes	15,764	9.2	9,852	5.4	85,669	(5,912)	-37.5	28,431	8.2
Income taxes	5,251	3.1	9,430	5.2	82,000	4,179	79.6	9,711	2.8
Net income	10,513	6.1	421	0.2	3,660	(10,092)	-96.0	18,719	5.4

Note:
     U.S.$1=Yen 115, for convenience only.

TDK Corporation Non-Consolidated 1H of FY March 2008
II-3) Statements of changes in stockholders’ equity (Non-Consolidated)
The first half of FY2007 (April 1, 2006 - September 30, 2006)

(Yen millions)
	Stockholders' equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders' equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	32,641	59,256	8,160	372,933	(7,289)	465,702	2,894	—	468,597

Changes in the term
Dividends from surplus				(6,613)		(6,613)			(6,613)
Bounus of directors and corporate auditors				(106)		(106)			(106)
Net income				10,513		10,513			10,513
Purchase of treasury stock					(14)	(14)			(14)
Disposal of treasury stock				(89)	589	500			500
Net change of items other than stockholders’ equity						—	(187)	181	(6)

Total changes in the term	—	—	—	3,704	574	4,278	(187)	181	4,272

Balance at end of period	32,641	59,256	8,160	376,637	(6,714)	469,981	2,706	181	472,870

The first half of FY2008 (April 1, 2007 – September 30, 2007)

(Yen millions)
	Stockholders' equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders' equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	32,641	59,256	8,160	378,126	(5,971)	472,214	2,923	228	475,366

Changes in the term
Dividends from surplus				(7,946)		(7,946)			(7,946)
Net income				421		421			421
Purchase of treasury stock					(39,239)	(39,239)			(39,239)
Retirement of treasury stock				(37,409)	37,409	—			—
Disposal of treasury stock				(320)	1,180	860			860
Net change of items other than stockholders’ equity						—	(3,388)	233	(3,154)

Total changes in the term	—	—	—	(45,254)	(648)	(45,903)	(3,388)	233	(49,057)

Balance at end of period	32,641	59,256	8,160	332,871	(6,620)	426,310	(465)	462	426,308

(U.S.$ thousands)
	Stockholders' equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders' equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	283,834	515,269	70,956	3,288,052	(51,921)	4,106,208	25,417	1,982	4,133,617

Changes in the term
Dividends from surplus				(69,095)		(69,095)			(69,095)
Net income				3,660		3,660			3,660
Purchase of treasury stock					(341,208)	(341,208)			(341,208)
Retirement of treasury stock				(325,295)	325,295	—			—
Disposal of treasury stock				(2,782)	10,260	7,478			7,478
Net change of items other than stockholders’ equity						—	(29,460)	2,026	(27,426)

Total changes in the term	—	—	—	(393,513)	(5,634)	(399,156)	(29,460)	2,026	(426,582)

Balance at end of period	283,834	515,269	70,956	2,894,530	(57,565)	3,707,043	(4,043)	4,017	3,707,026

Note: U.S.$1=Yen 115, for convenience only.

TDK Corporation Non-Consolidated 1H of FY March 2008
FY2007 (April 1, 2006 – March 31, 2007)

(Yen millions)
	Stockholders' equity						Valuation and translation adjustments	Equity warrant	Total net assets
	Common stock	Capital			Treasury stock	Total stockholders' equity
		surplus	Retained earnings				Net unrealized
		Additional paid-in	Legal	Other retained			gains on other
		capital	reserve	earnings			securities

Balance at beginning of period	32,641	59,256	8,160	372,933	(7,289)	465,702	2,894	—	468,597

Changes in the term
Dividends from surplus				(13,230)		(13,230)			(13,230)
Bounus of directors and corporate auditors				(106)		(106)			(106)
Net income				18,719		18,719			18,719
Purchase of treasury stock					(31)	(31)			(31)
Disposal of treasury stock				(189)	1,349	1,160			1,160
Net change of items other than stockholders’ equity						—	28	228	257

Total changes in the term	—	—	—	5,193	1,317	6,511	28	228	6,768

Balance at end of period	32,641	59,256	8,160	378,126	(5,971)	472,214	2,923	228	475,366